UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________
FORM 6-K
___________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 23, 2006
Commission File Number 1-32591
_____________
SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)
______________

Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong
China
(Address of principal executive offices)
______________

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Seaspan Reports Results for Third Quarter 2006 and Declares Quarterly Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: October 23, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR:  SEASPAN CORPORATION

NYSE SYMBOL:  SSW

October 23, 2006

Seaspan Reports Results for Third Quarter 2006 and Declares Quarterly Dividend

HONG KONG, CHINA--(CCNMatthews - Oct. 23, 2006) - Seaspan Corporation ("Seaspan") (NYSE:SSW) announced today the financial results for the third quarter ended September 30, 2006.

"The quarter ended September 30, 2006 was another successful one for Seaspan," said Gerry Wang, Chief Executive Officer of Seaspan. "During the quarter, we took early delivery of another vessel in our initial contracted fleet of 23 vessels, bringing the total number of Seaspan vessels in operation to 17. In addition, we continued to execute on our growth strategy by ordering four 5100 TEU vessels that will be chartered to Mitsui O.S.K Lines, Ltd. of Japan, one of the largest global shipping companies. This acquisition further diversifies our customer base and we anticipate it will add incremental cash flows for distribution to our shareholders once the new ships are delivered and operating. Our contracted fleet has now grown to 37 vessels, a 60.9% increase in the number of vessels since our initial public offering in August 2005."

Financial Highlights for the Quarter Ended September 30, 2006

-  Reported net earnings of $8.9 million and earnings per share of $0.25 for the quarter.

-  Generated $16.0 million of cash available for distribution during the quarter ended September 30, 2006.

-  Paid a quarterly dividend of $0.425 per share on August 11, 2006 for Seaspan's second quarter ended June 30, 2006.

-  Declared a quarterly dividend of $0.425 per share for the quarter ended September 30, 2006.

-  Took delivery of one of the company's contracted vessels, bringing the Seaspan fleet to a total of 17 vessels in operation as at September 30, 2006.

Results for the Quarter Ended September 30, 2006

Seaspan reported revenue of $30.1 million for the quarter ended September 30, 2006, and net earnings for the quarter were $8.9 million. Total operating expenses were $15.1 million for the quarter ended September 30, 2006, and were comprised of ship operating costs of $7.5 million, depreciation of $6.7 million and general and administrative costs of $0.9 million. Seaspan reported basic and fully diluted earnings per share of $0.25 for the quarter.

During the quarter ended September 30, 2006, Seaspan generated $16.0 million of cash available for distribution, a non-GAAP measure. Please read Reconciliation of Non-GAAP Financial Measures - Description of Non-GAAP

Financial Measures - Cash Available for Distribution for a description of cash available for distribution and a reconciliation of net earnings to cash available for distribution.

Seaspan declared a quarterly cash dividend of $0.425, representing a total cash distribution of $15.3 million. The cash dividend is payable on November 10, 2006 to all shareholders of record on October 27, 2006.

Operational Highlights for the Quarter Ended September 30, 2006

- During the quarter, Seaspan took delivery of one additional vessel in its initial contracted fleet of 23 vessels, increasing Seaspan's total operating fleet from 16 to 17 vessels;

- On July 11, 2006, Seaspan took delivery of the 4250 TEU Lahore Express, approximately nine weeks ahead of the contractual delivery date. This ship is the fifth of nine vessels chartered to Hapag-Lloyd, USA ("HL USA"), a subsidiary of TUI AG.

- During the quarter, Seaspan also expanded its fleet beyond the initial contracted fleet through new orders to increase the total fleet from 33 to 37 vessels;

- On August 8, 2006, Seaspan announced that it has signed a contract to build four 5100 TEU vessels at Hyundai Heavy Industries Co., Ltd. in South Korea ("HHI"). The four newbuilding vessels will be delivered between April and December 2009. The total delivered cost is expected to be approximately $83.4 million per vessel. Seaspan also announced that it has simultaneously arranged 12 year charter agreements for the four 5100 TEU vessels with Mitusi O.S.K. Lines, Ltd. ("MOL") at a rate of $28,880 per day. The Manager will provide technical services for the four 5100 TEU vessels at an expected rate of $4,800 per day.

- On September 1, 2006, Seaspan filed a Form F-3 Registration Statement with the Securities and Exchange Commission for an amount of $300 million in common stock and debt securities.

- On September 25, 2006, CP USA, the charterer of nine of Seaspan's vessels, changed its name to Hapag-Lloyd USA.

The following tables summarize vessel utilization and the impact of the off-hire time incurred for special surveys and vessel repairs on Seaspan's revenues for the first and second quarters:

	First	Second	Third
	Quarter	Quarter	Quarter	YTD
	2006	2006	2006	2006

Vessel Utilization:	# of Days	# of Days	# of Days	# of Days
Ownership Days	1,296	1,450	1,553	4,299
Less Off-hire Days:
Scheduled 5-Year Survey	(20)	-	-	(20)
Incremental Due to Rudder
Horn Repair	(17)	-	-	(17)
Grounding	-	(24)	-	(24)
Other	-	-	(2)	(2)

Operating Days	1,259	1,426	1,551	4,236

Vessel Utilization	97.10%	98.30%	% 99.9%	98.50%

	First	Second	Third
	Quarter	Quarter	Quarter	YTD
	2006	2006	2006	2006
Revenue - Impact of Off-hire:	Revenue	Revenue	Revenue	Revenue
	( in thousands )
100% fleet utilization	$25,470	$28,267	$30,174	$83,911
Less off-hire:
Scheduled 5-Year Survey	(360)	-	-	(360)
Incremental Due to Rudder
Horn Repair	(303)	-	-	(303)
Grounding	-	(438)	-	(438)
Other	-	-	(41)	(41)

Actual Revenue Earned	$24,807	$27,829	$30,133	$82,769

Recent News

- On October 10, 2006, Seaspan announced that Barry Pearl was elected to its board of directors. Mr. Pearl retired at the end of 2005 as the president and chief executive officer of TEPPCO Partners, L.P., one of the largest publicly traded pipeline limited partnerships in the United States.

- On October 11, 2006, Seaspan announced that it has signed contracts to acquire four second hand 4800 TEU vessels from A.P. Moller-Maersk A/S ("APM"). The cost will be $40.0 million per vessel and they are expected to be delivered to Seaspan between November 1 and December 31, 2006. This new acquisition will increase Seaspan's total fleet to 41 vessels, which represents a 78.3% increase from its fleet at its IPO in August 2005.

Seaspan also announced that it has arranged simultaneous five-year charter agreements for these four vessels with APM at a rate of $23,450 per vessel per day. After the initial five-year charter periods, APM will have two consecutive one year options to recharter each ship for $22,400 per day and $21,400 per day, respectively. They will have a further option to charter each ship for two final years at $20,400 per day.

Each new vessel is expected to contribute, in the first twelve months following acquisition, between $5.9 million and $6.3 million in incremental EBITDA. For this purpose, EBITDA, a non-GAAP measure, shall mean net earnings before interest, undrawn credit facility fees, taxes, depreciation and amortization of deferred financing fees.

The Manager will provide technical services for the four 4800 TEU vessels at a rate of $5,750 per day.

- On October 16, 2006, Seaspan closed on a new $218.4 million loan facility with Sumitomo Mitsui Banking Corporation ("SMBC"). The proceeds of this loan will be used to partially finance the construction of the four 5100 TEU vessels Seaspan ordered at HHI. On October 19, 2006, Seaspan borrowed $62.8 million under this loan facility to refinance the $61.9 million down payment made to HHI and fund $0.9 million in fees due to SMBC.

- On October 20, 2006, Seaspan took delivery of its 18th contracted vessel, the Rio Grande Express, approximately one week ahead of the contractual delivery date. This is the sixth of nine vessels chartered to HL USA.

- Our board of directors intends to increase the regular quarterly dividend from $0.425 per share to $0.44625 per share, representing a 5% increase, beginning with the dividend payable in the first quarter of 2007, subject to any unforeseen developments.

The following table summarizes the number of vessels in Seaspan's fleet as it takes scheduled delivery:

	Actual
	Upon	Third	Fourth	First	Second	Third
	Closing	Quarter	Quarter	Quarter	Quarter	Quarter
Vessel Size	of IPO	2005	2005	2006	2006	2006
9600 TEU Class	-	-	-	-	-	-
8500 TEU Class	2	2	2	2	2	2
5100 TEU Class	-	-	-	-	-	-
4800 TEU Class	-	-	-	-	-	-
4250 TEU Class	8	10	11	13	14	15
3500 TEU Class	-	-	-	-	-	-
2500 TEU Class	-	-	-	-	-	-

Operating
Vessels	10	12	13	15	16	17

Capacity
(TEU) (1)	50,960	59,466	63,719	72,225	76,478	80,731

	Forecasted
	Year	Year
	Ending	Ending
	December	December
Vessel Size	31, 2006	31, 2007	Thereafter

9600 TEU Class	-	2	2
8500 TEU Class	2	2	2
5100 TEU Class	-	-	4
4800 TEU Class	4	4	4
4250 TEU Class	16	19	19
3500 TEU Class	-	2	2
2500 TEU Class	-	-	8

Operating
Vessels	22	29	41

Capacity
(TEU) (1)	104,220	143,207	183,923

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan's fleet of 41 containerships consists of 18 existing containerships and 23 to be delivered over approximately the next three years.

Seaspan's common shares are listed on the New York Stock Exchange under the symbol "SSW."

Conference Call and Webcast

Seaspan will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Monday, October 23, 2006, at 2:00 pm PT / 5:00 pm ET. Participants should call 800-238-9007 (US/Canada) or 719-457-2622 (International) and request the Seaspan call. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 or 719-457-0820 and enter replay passcode 1678334. The recording will be available from October 23, 2006 at 5:00 pm PT / 8:00 p.m. ET through November 6, 2006 at 9:00 p.m. PT / 12:00 a.m. ET. A live broadcast of the earnings conference call will also be available via the Internet at www.seaspancorp.com in the Investor Relations section under Events and Presentations. The webcast will be archived on the site for one year.

SEASPAN CORPORATION
UNAUDITED BALANCE SHEET
AS AT SEPTEMBER 30, 2006
(IN THOUSANDS OF US DOLLARS)

September 30, 2006		December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$9,757	$15,718
Accounts receivable	429	-
Prepaid expenses	3,210	2,352
	13,396	18,070

Vessels	930,091	621,163

Deferred financing fees	6,896	6,526

Fair value of financial instruments	10,169	4,799
----------
	$960,552	$650,558

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued
liabilities	$2,477	$1,467
Deferred revenue	1,723	2,759
	4,200	4,226
Long-term debt	447,347	122,893
Fair value of financial instruments	15,513	-

	467,060	127,119
Common shares	512,589	512,589
Additional paid-in capital	227	-
Retained earnings (deficit)	(14,344)	6,051
Accumulated other comprehensive income	(4,980)	4,799

Total shareholders' equity	493,492	523,439

	$960,552	$650,558

SEASPAN CORPORATION
UNAUDITED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006
(IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Three months ended September 30, 2006	Nine months ended September 30, 2006

Revenue	$30,133	$82,769
Operating expenses:
Ship operating	7,530	20,672
Depreciation	6,690	18,570
General and administrative	915	3,024
	15,135	42,266

Operating earnings	14,998	40,503

Other expenses (earnings):
Interest expense	4,770	11,461
Interest income	(113)	(362)
Undrawn credit facility fee	710	2,059
Amortization of deferred
financing fees	489	1,467
Change in fair value of
financial instruments	265	364
	6,121	14,989

Net earnings	$8,877	$25,514
Retained earnings (deficit),
beginning of period	(7,918)	6,051
Dividends on common shares	(15,303)	(45,909)
Deficit, end of period	$(14,344)	$(14,344)

Earnings per share,
basic and diluted	$0.25	$0.71

SEASPAN CORPORATION
UNAUDITED STATEMENT OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006
(IN THOUSANDS OF US DOLLARS)

	Three months ended	Nine months ended
	September 30, 2006	September 30, 2006
Cash provided by (used in):

Operating activities:
Net earnings	$8,877	$25,514
Items not involving cash:
Depreciation	6,690	18,570
Stock-based compensation	76	227
Amortization of deferred
financing fees	489	1,467
Change in fair value of
financial instruments	265	364
Change in non-cash operating
working capital	(438)	(1,313)
Cash from operating activities	15,959	44,829

Investing activities:
Expenditures for vessels	(56,894)	(227,574)
Deposits on vessels	(79,294)	(99,850)
Cash used in investing activities	(136,188)	(327,424)

Financing activities:
Draws on credit facility	118,774	289,454
Draws on revolving credit facility	16,500	35,000
Financing fees incurred	(257)	(1,911)
Dividends on common shares	(15,303)	(45,909)

Cash from financing activities	119,714	276,634

Decrease in cash and cash equivalents	(515)	(5,961)

Cash and cash equivalents,
beginning of period	10,272	15,718

Cash and cash equivalents,
end of period	$9,757	$9,757

SEASPAN CORPORATION
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006
(IN THOUSANDS OF US DOLLARS)

Description of Non-GAAP Financial Measures - Cash Available for Distribution

Cash available for distribution represents net earnings adjusted for depreciation, net interest expense, amortization of deferred financing fees, stock-based compensation and the change in fair value of financial instruments. Cash available for distribution is a non-GAAP quantitative standard used in the publicly-traded investment community to assist in evaluating a company's ability to make quarterly cash dividends. Cash available for distribution is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net earnings or any other indicator of Seaspan's performance required by accounting principles generally accepted in the United States.

	Three months ended	Nine months ended
	September 30, 2006	September 30, 2006

Net earnings	$8,877	$25,514
Add:
Depreciation	6,690	18,570
Interest expense	4,770	11,461
Amortization of deferred
financing fees	489	1,467
Stock-based compensation	76	227
Change in fair value of
financial instruments	265	364
Less:
Interest income	(113)	(362)

Net cash flows before cash
interest payments	21,054	57,241
Less:
Cash interest paid	(5,173)	(11,488)
Add:
Cash interest received	113	362

Cash available for distribution	$15,994	$46,115

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "potential," "should," and similar expressions are forward-looking statements. These forward-looking statements reflect management's current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements.
Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage our Manager's relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

FOR FURTHER INFORMATION PLEASE CONTACT:

Seaspan Corporation
Mr. Kevin M. Kennedy
Chief Financial Officer
(604) 482-8777
(604) 648-9782 (FAX)
Website: www.seaspancorp.com

INDUSTRY: Transportation and Logistics-Air Freight, Transportation and Logistics-Maritime, Transportation and Logistics-Public Transportation, Transportation and Logistics-Railroads and Intermodal, Transportation and Logistics-Trucking
SUBJECT: ERN

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